[redacted]

10028280

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47290

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2009 (MM/DD/YY) AND ENDING 12/31/2009 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Mutual of Omaha Investor Services, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Mutual of Omaha Plaza
(No. and Street)

Omaha	NE	68175-1020
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT:

Amy Owens — 402-351-6634
(Area Code – Telephone Number)

SEC Mail Processing Section
MAR 01 2010
Washington, DC
107

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1601 Dodge Street, Suite 3100	Omaha	NE	68102
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BP 3/4 *

BP 3/9

OATH OR AFFIRMATION

I, **AMY OWENS**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of **MUTUAL OF OMAHA INVESTOR SERVICES, INC.** (the "Company"), for the years ended December 31, 2009, and 2008, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows: **NONE.**

Signature

Vice President & Assistant Treasurer
Title

Notary Public

GENERAL NOTARY - State of Nebraska
CHRIS DUNHAM
My Comm. Exp. April 13, 2013

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Consolidated Statements of Financial Condition.
- [X] (c) Consolidated Statements of Operations.
- [X] (d) Consolidated Statements of Cash Flows.
- [X] (e) Consolidated Statements of Shareholder's Equity.
- [X] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [X] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [X] (m) A copy of the SIPC Supplemental Report (filed separately)
- [X] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Deloitte.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, NE 68102-9706
USA

Tel: +1 402 346 7788
Fax: +1 402 342 1820
www.deloitte.com

Wells Fargo Center
1248 O Street, Ste. 716
Lincoln, NE 68508-1424
USA

Tel: +1 402 474 1776
Fax: +1 402 474 0365
www.deloitte.com

Board of Directors
Mutual of Omaha Insurance Company
Omaha, Nebraska

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Transitional Assessment Reconciliation ("Form SIPC-7T") to the Securities Investor Protection Corporation ("SIPC") for the period from April 1, 2009 to December 31, 2009, which were agreed to by Mutual of Omaha Investor Services, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Mutual of Omaha Investor Services, Inc.'s compliance with the applicable instructions of the Form SIPC-7T. Mutual of Omaha Investor Services, Inc. management is responsible for the Mutual of Omaha Investor Services, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries and copies of checks made payable to SIPC, noting no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2009, less revenues reported on the Financial and Operational Combined Uniform Single ("FOCUS") reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009, noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments, noting no differences; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no overpayments were made.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Deloitte & Touche LLP

February 25, 2010

SIPC-7T (29-REV 12/09)

SECURITIES INVESTOR PROTECTION CORPORATION

805 15th St. N.W. Suite 800, Washington, D.C. 20005-2215
202-371-8300

Transitional Assessment Reconciliation

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7T (29-REV 12/09)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

047290 FINRA DEC
MUTUAL OF OMAHA INVESTOR 14*14
MUTUAL OF OMAHA PLAZA
OMAHA NE 68175-0001

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Patrick Kirwan 402-351-8986

2. A. General Assessment [item 2e from page 2 (not less than $150 minimum)] $ 2220

B. Less payment made with SIPC-6 filed including $150 paid with 2009 SIPC-4 (exclude interest) (657)

12/1/09
Date Paid

C. Less prior overpayment applied (0)

D. Assessment balance due or (overpayment) 1563

E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum 0

F. Total assessment balance and interest due (or overpayment carried forward) $ 1563

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 1563

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Mutual of Omaha Investor Services, Inc.
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 8th day of February, 2010.

Vice President, Asst Treas. + Asst Secretary
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning April 1, 2009 and ending Dec 31, 2009
Eliminate cents

Item No.	
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 7,793,592
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	0
(2) Net loss from principal transactions in securities in trading accounts.	0
(3) Net loss from principal transactions in commodities in trading accounts.	0
(4) Interest and dividend expense deducted in determining item 2a.	0
(5) Net loss from management of or participation in the underwriting or distribution of securities.	0
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	0
(7) Net loss from securities in investment accounts.	0
Total additions	0
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	6,836,111
(2) Revenues from commodity transactions.	0
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	24,364
(4) Reimbursements for postage in connection with proxy solicitation.	0
(5) Net gain from securities in investment accounts.	0
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	0
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	0
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______	0
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $ 45,000	
(ii) 40% of interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $ 0	
Enter the greater of line (i) or (ii)	45,000
Total deductions	6,905,475
2d. SIPC Net Operating Revenues	$ 888,117
2e. General Assessment @ .0025	$ 2220

(to page 1 but not less than $150 minimum)

Mutual of Omaha Investor Services, Inc.

(SEC I.D. NO. 08-47290)

Statements of Financial Condition
as of December 31, 2009 and 2008,
Independent Auditors' Report, and Independent
Auditors' Supplemental Report on Internal Control
Required by Securities and Exchange Commission
Rule 17a-5 for the Year Ended December 31, 2009

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**

Deloitte.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, NE 68102-9706
USA

Tel: +1 402 346 7788
Fax: +1 402 342 1820
www.deloitte.com

Wells Fargo Center
1248 O Street, Ste. 716
Lincoln, NE 68508-1424
USA

Tel: +1 402 474 1776
Fax: +1 402 474 0365
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Board of Directors
Mutual of Omaha Investor Services, Inc.
Omaha, Nebraska

We have audited the accompanying statements of financial condition of Mutual of Omaha Investor Services, Inc. (the "Company"), a wholly owned subsidiary of Mutual of Omaha Holdings, Inc., as of December 31, 2009 and 2008, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statements of financial condition present fairly, in all material respects, the financial position of Mutual of Omaha Investor Services, Inc. at December 31, 2009 and 2008, in conformity with accounting principles generally accepted in the United States of America.

Deloitte & Touche LLP

February 26, 2010

MUTUAL OF OMAHA INVESTOR SERVICES, INC.

STATEMENTS OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2009 AND 2008

	2009	2008
ASSETS		
CASH AND CASH EQUIVALENTS	$1,678,296	$ 380,092
MONEY MARKET FUNDS IN LIQUIDATION	-	1,591,218
RECEIVABLES:		
Advisory fees	177,915	296,703
Dealer concessions	1,102,343	136,476
Service fees	478,744	421,065
Other	468,735	351,549
Total receivables	2,227,737	1,205,793
OTHER ASSETS	182,347	182,445
TOTAL	$4,088,380	$3,359,548
LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES:		
Payable to affiliate	$ 503,600	$ 549,842
Accrued expenses and other liabilities	36,196	26,417
Accrued commissions and other compensation	934,805	721,795
Total liabilities	1,474,601	1,298,054
COMMITMENTS, CONTINGENCIES AND GUARANTEES:		
Subordinated loan — affiliate	1,090,000	1,030,000
STOCKHOLDER'S EQUITY:		
Common stock, $1 par value — authorized, issued and outstanding, 10,000 shares	10,000	10,000
Paid in capital	1,990,000	990,000
Retained earnings (accumulated deficit)	(476,221)	31,494
Total stockholder's equity	1,523,779	1,031,494
TOTAL	$4,088,380	$3,359,548

See notes to statements of financial condition.

MUTUAL OF OMAHA INVESTOR SERVICES, INC.

NOTES TO STATEMENTS OF FINANCIAL CONDITION AS OF DECEMBER 31, 2009 AND 2008

1. NATURE OF OPERATIONS

The Company is a registered securities broker-dealer organized in 1993 and is a wholly owned subsidiary of Mutual of Omaha Holdings, Inc. ("Holdings"), which is a wholly owned subsidiary of Mutual of Omaha Insurance Company ("Mutual"). The Company is engaged principally in providing financial services to consumers directly through Mutual's agency sales force. The Company is also the principal underwriter for variable products registered by Mutual subsidiaries: United of Omaha Life Insurance Company ("United") and Companion Life Insurance Company ("Companion"). The Company is also the wholesaler for the Stadion Mutual Funds. The Company operates on a fully-disclosed basis and executes and clears trades through an unaffiliated broker-dealer, RBC Correspondent Services. Therefore, the Company is exempt from the provisions of Securities and Exchange Commission ("SEC") Rule 15c3-3 under paragraph (k)(2)(ii) of the Rule.

2. SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates — The preparation of the statements of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statements of financial condition. Actual results could differ from those estimates.

Income Taxes — Deferred tax liabilities and assets are determined based on the differences between financial statement and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Primary differences relate to accrued vacation, bonus payments, and software amortization.

Money Market Funds — The Company considers money market mutual funds, other than money market mutual funds in liquidation, to be cash equivalents. Total money market mutual funds at December 31, 2009 and 2008, are as follows:

	2009	2008
Money market mutual funds	$ 1,540,000	$ 338,000

Money Market Funds in Liquidation — On September 19, 2008, The Reserve Fund, on behalf of the U.S. Government Fund ("Fund"), filed an application for an Order with the SEC to suspend indefinitely all rights of redemption to ensure an orderly liquidation of the securities in the Fund in order to maintain a $1.00 net asset value. On September 22, 2008, the SEC granted the Order. The Company's balance in the Fund was $2,723,000 at that time. $1,131,782 was distributed to the Company on November 12, 2008, and the balance, $1,591,218, was distributed on January 16, 2009.

Software Development Costs — The Company capitalizes costs associated with software developed or obtained for internal use and amortizes such costs over a five year period. As of December 31, 2009 and 2008, the Company had capitalized costs of $201,781 and $176,781, respectively, net of accumulated amortization of $126,049 and $90,692, respectively, related to software included in other assets. In 2009, new software was capitalized in the amount of $25,000.

Concentrations — A significant portion of the Company's business is with a limited number of dealers.

Subsequent Events — The Company has evaluated subsequent events through February 25, 2010, which is the date the financial statements were issued.

3. NET CAPITAL

The Company is subject to the Uniform Net Capital Rule (15c3-1) of the Securities Exchange Act of 1934, which requires maintenance of minimum net capital, as defined in the Rule. Under the Rule, the Company is required to maintain net capital of at least $25,000, and not allow the ratio of "aggregate indebtedness" to "net capital," as those terms are defined in the Rule, to exceed 15 to 1. At December 31, 2009, the Company's net capital, as defined, was $860,864, and its required net capital was $98,308 based on aggregate indebtedness of $1,474,601.

4. RELATED PARTY TRANSACTIONS

During the years ended December 31, 2009 and 2008, Mutual and its subsidiaries provided data processing services, printing, group insurance, payable processing, promotional and other services to the Company based on a formal management agreement. The Company had amounts payable of $503,600 and $549,842 as of December 31, 2009 and 2008, respectively, to Mutual and its subsidiaries for these services. These amounts included a payable of $8,569 in 2009 and $11,331 in 2008 that were paid to Mutual as a reimbursement of commission paid to registered representatives of the Company. In November, 2009, the Company and Mutual expanded the existing expense sharing agreement to include a lump sum reimbursement to the Company of $1,069,875 and implement an on-going agent fee to be paid to the Company to offset operating expenses incurred by the Company. The Company received the first on-going payment in December, 2009, in the amount of $100,575. The Company had $419,223 recorded in other expenses, of which $119,041 is related party that was offset by the lump-sum reimbursement amounts mentioned above from Mutual.

Transactions with related parties are not necessarily indicative of amounts which would have occurred had the parties not been related.

5. SUBORDINATED LOAN

The Company has $1,090,000 of subordinated loan payable to Holdings and is covered by an agreement approved by the Financial Industry Regulatory Authority ("FINRA") that is available in computing adjusted net capital under the net capital rule at December 31, 2009. The interest rate on this loan is 6% and the maturity date is September 30, 2011. Holding's right to receive any payment from the Company under the terms of the loan is subordinated to the claims of all present and future creditors of the Company that arise prior to the maturity date and is dependent on approval by FINRA.

The subordinated loan is available in computing net capital under the SEC's uniform net capital rule. To the extent that such borrowings are required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

6. EMPLOYEE BENEFIT PLANS

The Company participates with Mutual and certain affiliates (collectively as "the Companies") in a noncontributory defined benefit plan covering all United States employees meeting certain minimum requirements. Retirement benefits are based upon years of credited service and final average earnings history. Effective January 1, 2005, the defined benefit plan was amended to freeze plan benefits for participants 40 years and under. No benefits are available under the defined benefit plan for employees hired on or after January 1, 2005.

The Companies also provide certain postretirement medical and life insurance benefits to employees hired before January 1, 1995. Benefits are based upon hire date, age and years of service. The Companies use the accrual method of accounting for postretirement benefits. The Company is charged by Mutual for the cost of the Company's portion of the plans based on an actuarial valuation. All obligations under the plans reside with Mutual.

Plan assets for the defined benefit plan and the postretirement benefits plan include investments in United investment contracts.

The Companies also sponsor various defined contribution plans.

7. INCOME TAXES

The Company files a consolidated federal income tax return with Mutual and certain affiliates. The Company files a consolidated Nebraska state income tax return with Holdings and certain other affiliates. The Company has a federal tax-sharing agreement whereby it pays to or receives from Mutual an amount equal to the federal income tax expense (benefit) which the Company would have incurred had it filed a separate return. There is no state income tax sharing agreement and the Company is not required to submit payment to any affiliate for the use of combined group state tax losses. The Company had income taxes receivable of $250,509 and $163,450 at December 31, 2009 and 2008, respectively, included in Other Receivables.

The Company has recorded a valuation allowance of $210,826 and $201,944 at December 31, 2009 and 2008, respectively, as a result of uncertainty related to the future realization of its net deferred tax assets.

8. RECENTLY ADOPTED ACCOUNTING STANDARDS

On January 1, 2009, the Company adopted new guidance on income taxes that defines the confidence level that a tax position must meet in order to be recognized in the financial statements. This guidance requires that the effects of a tax position be recognized only if it is "more-likely-than-not" to be sustained based solely on its technical merits as of the reporting date. The adoption of this guidance did not have a material impact on the Company's statement of financial condition.

* * * * * *

Deloitte.

Deloitte & Touche LLP
First National Tower
1601 Dodge Street, Ste. 3100
Omaha, NE 68102-9706
USA

Tel: +1 402 346 7788
Fax: +1 402 342 1820
www.deloitte.com

Wells Fargo Center
1248 O Street, Ste. 716
Lincoln, NE 68508-1424
USA

Tel: +1 402 474 1776
Fax: +1 402 474 0365
www.deloitte.com

February 26, 2010

Board of Directors
Mutual of Omaha Investor Services, Inc.
Omaha, Nebraska

In planning and performing our audit of the financial statements of Mutual of Omaha Investor Services, Inc. (the "Company") as of and for the year ended December 31, 2009 (on which we issued our report dated February 26, 2010, and such report expressed an unqualified opinion on those financial statements), and in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP